February 13, 2012
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	RXi Pharmaceuticals Corporation; Registration Statement on Form S-1 (Reg. No. 333-177498)
Ladies and Gentlemen:
     On behalf of RXi Pharmaceuticals Corporation (“RXi”), the undersigned hereby requests that the Securities and Exchange Commission issue an order declaring the above-referenced Registration Statement effective at 5:00 P.M., Washington, D.C. time, on Tuesday, February 14, 2012, or as soon thereafter as is practicable.
     In making its request, RXi acknowledges that:
     1. Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, that act will not foreclose the Commission from taking any action with respect to the filing;
     2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve RXi from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and
     3. RXi may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     RXi also understands that this request for acceleration will be considered a confirmation of its awareness of its obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934 with respect to the offering of securities pursuant to the Registration Statement.

Securities and Exchange Commission
February 13, 2012

     Please call Dale Short (at 310-789-1259) of TroyGould PC as soon as the Registration Statement has been declared effective.
Very truly yours,
/s/ Mark J. Ahn
Mark J. Ahn, Ph.D.
President

Cc:	Jeffrey P. Riedler (SEC) Jennifer Riegel (SEC) James Peklenk (SEC)